Contact

www.linkedin.com/in/raalves
(LinkedIn)
www.shiftenergyinc.com
(Company)
www.shiftvc.com (Company)

Top Skills

Board Level

Start-ups

Mergers & Acquisitions

Languages

Spanish (Full Professional)

Italian (Limited Working)

French (Limited Working)

English (Native or Bilingual)

Portuguese (Native or Bilingual)

Certifications

Member

Member

Honors-Awards

2019 Top Rated Lawyer

2014 Superb Attorney

2019 America's Most Honored
Professionals Top 10 Percent

2019 Superb Attorney Rating

2019 A+ Superior Attorney Rating

Rodney Alves

Chief Executive Officer @ Shift Energy Holdings, Inc. | Board Level,
Start-ups
Los Angeles Metropolitan Area

Summary

With over 12 years of leadership at Shift Energy Holdings, Inc., and
30+ years of legal practice, I focus on business structuring, strategic
planning, and fostering sustainable growth through an expanding
projects pipeline and robust partnerships. My work emphasizes
renewable energy innovation and impact investment, aligning with
the company's mission to advance renewable transportation fuels
and valuable byproducts.

As a seasoned M&A attorney, my expertise spans corporate,
finance, and business transactions, with a strong focus on project
finance. Serving on multiple boards, I leverage my legal acumen and
strategic insights to guide organizations in achieving their operational
and partnership goals. My commitment to renewable energy and
ESG principles drives my professional endeavors and long-term
vision.

Experience

Shift Energy Holdings, Inc.
Chief Executive Officer
2014 - Present (12 years)
El Segundo, California

Responsible for Shift Energy's business structuring and strategic planning,
including continuous growth of projects pipeline and partnerships.

Shift Energy is a U.S. engineering company based in California that integrates
commercially proven technologies in a unique design that maximizes the
production of renewable transportation fuels and other valuable byproducts.

This is Impact Investment at its core.
www.shiftenergyinc.com

Little Squiggle
Board Member
March 2023 - Present (3 years 1 month)
Los Angeles, California, United States

Disruptive Woman-Owned company.

Beantween Coffee
Board Member
2017 - Present (9 years)
Los Angeles Metropolitan Area

Supporting Company's management and responsible for strategic
partnerships. Woman-owned company and absolutely the best coffee in the
market.

Alves Law
Managing Partner | Co-Founder
2014 - Present (12 years)
Los Angeles, CA

A seasoned business attorney, trained, licensed and experienced in both
Brazil and the US, my practice focuses on advising startup, emerging growth
and middle market companies across a spectrum of industries in corporate,
finance and business transactions with emphasis on mergers and acquisitions,
entertainment, contracts, investments and project finance.

Building 8 People & Performance
Board Member
2017 - 2021 (4 years)
Greater Los Angeles Area

Strategic Leadership and Company's Management Team

e-Commerce Company
Board Member | Co-Founder
2011 - 2014 (3 years)
Greater Los Angeles Area

Founder and Investor of an online fashion store.

MEE, Inc.
General Counsel | Board Member | Co-Founder
2011 - 2014 (3 years)
Greater Los Angeles Area

As one of the founders and investors, structured and organized the company on its early stages and handled all legal matters, participated in strategic meetings and decision making.

Fliteline Aerospace
General Counsel | Board Member | Co-Founder
2009 - 2014 (5 years)
Greater Los Angeles Area

As one of the founders and investors, structured and organized the company on its early stages and handled all legal matters, participated in strategic meetings and decision making.

Alves, Videla Business Strategies
Managing Partner | Co-Founder
2008 - 2014 (6 years)
Los Angeles, CA

Experienced, versatile and motivated consulting firm with focus in Mergers & Acquisitions both domestically and abroad, advancing the international interests and book of business for companies, especially in Latin America.

D'Artagnan Entertainment, Inc.
Vice President Legal Affairs | Partner
2005 - 2014 (9 years)

Actively participated and negotiated several transactions, including production and co-production deals, on behalf of the company. Responsible for all secretarial, corporate and legal matters.

Clean Energy Company
Latin America BizDev | Advisor | Investor
2012 - 2013 (1 year)
Newport Beach, CA

Assisted and Invested in a waste/biomass to energy company.

Almeida Advogados
Partner
2011 - 2012 (1 year)
São Paulo Area, Brazil / Los Angeles, CA

Partner in charge of the Firm's overseas operations, with focus in the US. Almeida Advogados is a reputable Brazilian Business Law Firm, assisting domestic and international clients with their needs in Brazil.

Meklin USA
General Counsel | BOD Member | Investor
2008 - 2010 (2 years)
Los Angeles, CA

As one of the investors, structured and organized the company on its early stages in the US and handled all legal matters, participated in strategic meetings and decision making. IT company -- Software, Sensors development.

Manatt, Phelps & Phillips, LLP
Attorney Advisor
2006 - 2008 (2 years)
Los Angeles, CA

Member of the Latin America Practice team, participated in several cross-border transactions, drafting agreements, performing due diligence reviews, assisting clients in achieving their goals.

Castro Campos Advogados (PwC legal)
Manager Attorney
2000 - 2005 (5 years)

Responsible for all M&A transactions of the firm, coordinating due diligences, managing a team of several attorneys and closing multiple transactions regularly.

Villemor Amaral Advogados
Senior Associate
1996 - 2000 (4 years)
Sao Paulo, Brazil

Member of the Corporate and International Transactions Practice team, participated in several domestic and cross-border transactions, drafting and negotiating contracts, performing due diligence, closing deals on behalf of clients. Also responsible for all Competition and Antitrust Law cases, preparing and arguing cases before CADE and SEAE.

Interactive Brasil Ltda.
In-House Attorney
1994 - 1996 (2 years)
Sao Paulo, Brazil

Responsible for all corporate and legal work for the company. Participate in BOD meetings, acted as Legal Counsel on the day-to-day operations of the company.

Family Office - Business
Owner | Investment Officer
1986 - 1995 (9 years)
São Paulo, Brazil

Evaluation of investments and acquisition opportunities, integration with other family businesses and operating companies from investment/acquisition to exit.

Plastflon Ind. Plásticos Ltda.
Owner | Head of BizDev
1990 - 1994 (4 years)

Industrial plastic engineering manufacturer, family owned. Headed International and BizDev of the company, leading to a successful sale/exit.

Plastotal Ind. Com. Ltda.
Head of BizDev
1984 - 1994 (10 years)
São Paulo Area, Brazil

Traditional wholesale and manufacturing industrial plastic engineering company, family owned business. Headed the business development of the company, leading to a successful sale/exit.

Education

University of California, Los Angeles - School of Law
LL.M., M&A

ENAP- Escola Nacional de Administração Pública
Post-grad coursework in Competition Law, Antitrust Laws in Brazil

Escola Superior de Advocacia Nacional
Post-grad coursework in International Law, Public and Private International Laws

Universidade Presbiteriana Mackenzie
LL.B., JD equivalent, Law

CPOR/SP

Second Lieutenant, Army, Cavalry